June 26, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Blue Apron Holdings, Inc.

Registration Statement on Form S-1

File No. 333-218425

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of Blue Apron Holdings, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. EST on June 28, 2017, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between June 19, 2017 and the date hereof, we have distributed approximately 7,760 copies of the preliminary prospectus dated June 19, 2017 to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC
As Representatives of the Several Underwriters

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co. LLC
Name: William D. Connolly III
Title: Managing Director

MORGAN STANLEY & CO. LLC
As Representatives of the Several Underwriters

By: MORGAN STANLEY & CO. LLC

By:	/s/ Ray Yousefian
Name: Ray Yousefian
Title: Vice-President